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                            April 21, 2023

       Jun Jiang
       Chief Operating Officer
       Jinxin Technology Holding Co
       Floor 8, Building D, Shengyin Building
       Shengxia Road 666
       Pudong District, Shanghai 201203
       People   s Republic of China

                                                        Re: Jinxin Technology
Holding Co
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 27,
2023
                                                            CIK No. 0001967631

       Dear Jun Jiang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your intention to apply for the listing of your ADS's on either the NYSE or
                                                        Nasdaq Global Select
Market. Please revise your disclosure here to clearly state whether your offering is
contingent upon the listing of your ADS's on the NYSE or Nasdaq Global
                                                        Select Market. If this
offering is not contingent upon such listing, please provide risk factor disclosure that
explains the risk of purchasing securities for which there is no market.
 Jun Jiang
FirstName   LastNameJun Jiang
Jinxin Technology  Holding Co
Comapany
April       NameJinxin Technology Holding Co
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
2. Please revise your disclosure on the cover page to address recent statements and regulatory actions by China's government relating to education and after-school
         tutoring have or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on a U.S. or other foreign exchange. In this regard, we note that the Alleviating Burden Opinion may have materially and adversely affected and may continue to affect your business, operations and financial condition.
3.       Please refrain from using terms such as    we    or    our    when
describing activities or
         functions of a VIE. In this regard, we note your disclosure that "'we,' 'us,' 'our company,' 'our' and 'our or 'Jinxin Technology'" also refers to the consolidated VIE.
         Additionally, we note your discussion on page 162 of the federal income tax implications of failure to own stock in "our VIEs."
4. We note your discussion of cumulative capital contributions and representations that 1) no other cash or asset was transferred within your organization and 2) you have not previously declared or paid any cash dividend or dividend in kind, and have no plan to declare or pay any dividends in the near future. Please revise your disclosure here to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. Please state on the cover page whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-
         reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
6. We note your disclosure on page 6 that you "do not have cash management policies and procedures in place that dictate how funds are transferred" through the company. Please state on the cover page that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
7. We note your disclosure that you "may be subject to the risk of trading prohibitions under the Holding Foreign Companies Accountable Act, or the HFCA Act." Please revise your disclosure to reflect that the Holding Foreign Companies Accountable Act has been amended by the Consolidated Appropriations Act as of 2023. Please also make conforming revisions in your Prospectus Summary and Risk Factors sections.
Prospectus Summary
Our Business, page 1

8. We note your representation here and on pages 73, 94 and 98 that you are the "largest digital textbook platform" for K-9 students in China according to Frost & Sullivan.
         Please revise your disclosure to clarify by what metric you are the largest digital textbook platform for the stated demographic.
 Jun Jiang
FirstName   LastNameJun Jiang
Jinxin Technology  Holding Co
Comapany
April       NameJinxin Technology Holding Co
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
Summary of Risk Factors, page 3

9. Please revise your Summary of Risk Factors to ensure that each risk factor has a cross-
         reference to the relevant individual detailed risk factor. Corporate History and Structure, page 5

10.      Please revise the diagram of the company   s corporate structure. The
diagram should use
         dashed lines without arrows with respect to the relationship with the VIE.
Transfer of Funds and Other Assets, page 6

11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors.
         Lastly, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Conventions Which Apply to This Prospectus, page 10

12. We note your definition of "China" and the "PRC" appears to exclude the special administrative regions of Hong Kong and Macau. Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong
         Kong and Macau. This disclosure may appear in the definition itself or in an appropriate discussion of legal and operational risks.
13.      Please define "K-9" as you use the term in the prospectus.
14. We note your statements on page 11 that "[w]e have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.
         The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors . . . . [t]hese and other factors could cause results to differ materially
         from those expressed in these publications and reports." It is not appropriate to imply that you are not liable for information included in your registration statement. Accordingly, please delete the statements referenced above or state specifically that you are liable for the disclosure included in the registration statement that is based on third-party sources.
         Please make conforming revisions to the similar declamatory language on page 85.
 Jun Jiang
FirstName   LastNameJun Jiang
Jinxin Technology  Holding Co
Comapany
April       NameJinxin Technology Holding Co
       21, 2023
April 421, 2023 Page 4
Page
FirstName LastName
Risk Factors
If we are not able to continue to attract and retain users . . . , page 21

15. It appears you generate revenue from partnerships with "major telecom and broadcast operators and hardware manufacturers in China." To the extent your business is materially dependent on such partnerships, please include a separate risk factor identifying these third-parties and disclose the material terms of any agreements you have with them. Also, please file any such agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.
A severe and prolonged global economic recession and the slowdown in the Chinese economy . .
.. , page 23

16. Please provide any material updates to your COVID-19 related disclosure to account for any changes to your business as a result of the lifting of COVID-19 restrictions in China in December 2022, as we note from your representation on page 77 that your business appears to have benefitted from the increase in the use of online study throughout 2022.
We are subject to the oversight of the CAC and it is unclear how such oversight may impact us . .
.., page 43

17. Please state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021
Net Revenues, Revenue from individual users, page 77

18. You disclose the company "ceased offering online tutoring services at the end of 2021 in order to be compliant with relevant PRC regulations, which restrict the provision of tutoring services on academic subjects by after-school tutoring institutions to students in compulsory education." Please disclose the amount of revenue derived from this service offering to individual users in 2021, and discuss the extent that income was impacted by lost revenues from online tutoring services in 2022. As applicable, discuss whether the effect of these PRC regulations represents a known trend, uncertainty or event that is reasonably expected to have a material impact on your net sales, income from operations, profitability, or liquidity, or that would cause reported financial results to not be indicative of future operating results or financial condition. Refer to Items 5A and 5D of Form 20-F as referenced from Item 4a of Form F-1.
19. Please discuss in greater detail the increase of individual paying users who switched to online study at home during the COVID-19 pandemic on your net revenues and income from operations during the year ended December 31, 2022. As applicable, explain whether the increased number of K-9 students opting for online
 Jun Jiang
Jinxin Technology Holding Co
April 21, 2023
Page 5
         learning from home during the pandemic represents a material trend that is expected to continue to impact your future operating results and financial condition. Refer to Items
         5A and 5D of Form 20-F as referenced from Item 4a of Form F-1.
20. Please describe the extent to which the increase in paying subscribers is attributable to changes in prices and/or changes in the volume of subscriptions, and/or to the expansion of the scope of your product offerings in 2022. Refer to Item 5A.1 of Form 20-F as referenced from Item 4a of Form F-1.
Operating Expenses, page 78

21. Please discuss in greater detail how your business restructuring plans related to staff optimization and cost reduction efforts impacted your results of operations and financial condition for the year ended December 31, 2022. Refer to Item 5A of Form 20-F as referenced from Item 4a of Form F-1.
22. Please expand your discussion of the significant decrease in sales and marketing expenses in response to changes in the PRC regulatory environment. In this regard, please explain how your sales and marketing efforts have been adapted to the bans in private tutoring services for K-9 students implemented in 2021. Refer to Item 5D of Form 20-F as referenced from Item 4a of Form F-1.
MD&A
Interest Rate Risk, page 81

23. We note your disclosure that you are "exposed to interest rate risk on [y]our interest-
         bearing assets and liabilities." Please revise your Summary of Risk Factors and Risk
         Factors sections to reflect this risk.
Business
Our Users for Namibox, page 100

24.      Please disclose the basis for your statement here that you have formed
a    large and loyal
         fan community    or state that it is management   s belief.
Where  YouLastNameJun
FirstName   Can Find Additional
                         Jiang Information, page 177
Comapany
25.         NameJinxin
       Please          Technology
              update your disclosureHolding  Coyour internet address. Refer to
Item 4(e) of Form
                                    to include
       F-1.
April 21, 2023 Page 5
FirstName LastName
 Jun Jiang
FirstName   LastNameJun Jiang
Jinxin Technology  Holding Co
Comapany
April       NameJinxin Technology Holding Co
       21, 2023
April 621, 2023 Page 6
Page
FirstName LastName
General

26. We note your footnote on page 138 stating that the business address of your directors and executives is in the PRC. If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, please (i) state that this is the case and identify the relevant individuals and (ii) include a separate
Enforceability    section,
         consistent with Item 101(g) of Regulation S-K, and a risk factor addressing the challenges of bringing actions and enforcing judgments or liabilities against such individuals.
27. Please define or include descriptions of what it means to be a "registered user" as it relates to your business. In this regard we note your discussion of "registered users" throughout the prospectus.
       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Steve Lin